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                        FALCON CLASSIC INCOME PROPERTIES
                             474 So. Raymond Avenue
                                   Suite 200
                           Pasadena, California 91105
                              Tel: (818) 792-7132
                              Fax: (818) 793-5143



October 24, 1996


Dear Limited Partner:

         Falcon Classic Cable Income Properties, L.P. (the "Partnership") has become aware that an unsolicited offer for up to 3,500 units (representing approximately 4.9% of the outstanding Units in the Partnership), at a price of $238 per Unit, was commenced by JJJ Group, L.L.C. ("JJJ Group") in a letter dated October 10, 1996. This offer was made without the consent or the involvement of the General Partner. We have considered this offer and, based on the very limited information made available by JJJ Group, believe that it is inadequate, not representative of the inherent value of the Partnership's cable systems and not in your best interest to accept.

         Accordingly, the General Partner's recommendation is that you reject the JJJ Group offer. We urge you not to sign the Limited Power of Attorney that JJJ Group sent to you and not tender your Units to JJJ Group. In evaluating the offer, the General Partner believes that its limited partners should consider the following information:

- The Partnership was formed on May 15, 1989 to acquire or construct, own and operate cable television systems. The offering price for each limited partnership unit during the offering period was $1,000 per unit. Cash distributions of $328 to $412 per unit were paid from formation through April 15, 1994, at which time distributions were terminated to preserve cash resources. In contrast, JJJ Group's offer is only $238 per unit. If JJJ Group is successful in buying Units at the price in its offer, JJJ Group will own units at much lower prices than virtually all of the current partners and, in our view, for much less than they are worth. Limited partners should note that the Partnership's cash flow (operating income before depreciation and amortization) for the twelve months ended June 30, 1996 was $120.46 per Unit. The JJJ Group offer represents a valuation of less than 4.5 times said cash flow (even after accounting for the Partnership's net indebtedness).

- Based on the information received by the General Partner, the $238 per Unit offer by JJJ Group is less than the price for which units were recently sold on the secondary market. Partnership Spectrum, an independent industry publication, has reported that between June 1, 1996 and July 31, 1996, 403 Units were sold on the secondary market between a high of $330.15 per Unit and a low of $295.00 per Unit. In the General Partner's opinion, the fact that the JJJ Group offer is being made at a discount from the most recent secondary market





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    price available to the General Partner only serves to underscore the inadequacy of the JJJ Group offer. In addition, the General Partner believes that the price for units in the secondary market is not an accurate reflection of the fair market value of such Units due to the low volume of transactions in that limited market and the legal and tax restrictions on such transfers.

- As previously described in the Second Quarter Report to Unitholders and in a Form 8-K dated August 27, 1996 filed by the Partnership with the Securities and Exchange Commission, the Partnership has initiated the "Appraisal Process" provided for in its Partnership Agreement. Under this process, the General Partner may acquire for cash some or all of the Partnership's cable systems for an "appraised value." "Appraisal Process" is defined in the Partnership Agreement as an appraisal undertaken by three independent nationally recognized experts in the cable television field to determine the fair market value of the cable systems to be appraised. One such appraiser must be appointed by the Partnership's Conflicts Committee, one by the General Partner and the third by the first two appraisers acting jointly. The three appraisers have been selected as follows: (i) the Conflicts Committee selected Arthur Andersen LLP; (ii) the General Partner selected Kane Reece Associates, Inc.; and (iii) those two firms selected Communications Equity Associates. The preliminary results of the Appraisal Process are expected to be available late this year. The General Partner will not decide whether or not to acquire any cable systems until after the related appraisals are completed. Whether it decides to acquire systems or not, this process will provide limited partners with further information regarding the Partnership and the value of its assets.

For the reasons discussed above, the General Partner believes that JJJ Group's offer is not in the best interest of the limited partners. The General Partner recommends that you NOT transfer, agree to transfer, or tender any Units in response to JJJ Group's offer.

If you have any questions regarding these matters or your investment, please call our Investor Services Department at (800) 433-4287. We would be pleased to provide you with further copies of any of the materials referred to in this letter, including the Second Quarter Report to Unitholders. We will, of course, keep you informed of significant events as they develop. We appreciate the continued support and interest of our Unitholders.

Sincerely,

Falcon Classic Cable Income Properties, L.P.
A California Limited Partnership


cc: Account Representative